September 13, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins

Joyce Sweeney

Jan Woo

Bernard Nolan

Re:	SVMK Inc.

Registration Statement on Form S-1

Filed August 29, 2018

File No. 333-227099

Ladies and Gentlemen:

On behalf of our client, SVMK Inc. (“SurveyMonkey” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 5, 2018 (the “Current SEC Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Prior Registration Statement”). We are concurrently submitting via EDGAR this letter and publicly filing a revised version of the Registration Statement (the “Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the Prior Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Prior Registration Statement), all page references herein correspond to the page of the Revised Registration Statement.

Securities and Exchange Commission

September 13, 2018

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Valuable Customer Base, page 72

1.

We note your response to prior comment 5. Please tell us whether there are any significant variables, such as customer type, geography, or product type, for which the retention characteristics or trends significantly differ from the aggregated dollar-based net retention rate information you present. Also, while you state that the dollar-based net retention rates presented are not key performance indicators, your response suggests that you use more granular retention information in managing your business. Therefore, please revise to more clearly describe how you monitor retention and clarify that the quantitative information provided incorporates the different retention characteristics that you use in managing your business.

The Company respectfully advises the Staff that the significant variables that its management uses to monitor the retention of paying users, including, among others, customer type, registration date, initial subscription date, most recent subscription date, subscription plan, payment method, geography and product type (“Variables”), have generally exhibited retention characteristics and trends that are consistent with the organizational and individual dollar-based net retention rates that the Company presented in the Registration Statement. An exception to that general statement regarding Variables is customer tenure. The Company has observed that aggregate customer retention rates increase the longer an organization or individual is a customer, reflecting a positive trend. The Company has presented an example of the impact of this positive trend in the Registration Statement when disclosing that “[f]or the six months ended June 30, 2018, approximately 75% of [the Company’s] annualized revenue from domain-based customers came from customers that had been paying users for at least three years.”

For the periods presented in the Registration Statement, and based on the Variables that management monitors, the Company has not observed any negative trends in the retention rates of domain-based customers or individual paying users that had an annual subscription that the Company reasonably expects will have a material unfavorable impact on revenue in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement to describe how it monitors retention and to clarify that the quantitative information provided incorporates the different retention characteristics that the Company uses in managing its business.

*****

Securities and Exchange Commission

September 13, 2018

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Alexander J. Lurie, SVMK Inc.
Lora D. Blum, SVMK Inc.
Adam M. Inglis, SVMK Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP